Writer's Direct Dial: (212) 225-2630

E-Mail: dsternberg@cgsh.com

June 1, 2009

BY EDGAR AND FASCIMILE Melissa Campbell Duru, Esq. Special Counsel Office of Mergers and Acquisitions United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0303

Re:

Amylin Pharmaceuticals, Inc.
Soliciting Materials on Schedule 14A filed May 5, May 6, May 7, May 12 and May 12, 2009
Filed by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Marina S. Bozilenko, Charles M. Fleischman, William A. Nuerge, Jay Sherwood
File No. 000-19700

Dear Ms. Duru,

On behalf of Eastbourne Capital Management L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Charles M. Fleischman and Jay Sherwood (collectively, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Daniel S. Sternberg, dated May 15, 2009 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in bold with the response immediately following each bolded comment.

Soliciting Materials filed on May 7, 2009

1.	We note in the disclaimer page of soliciting materials filed on May 5, 2009, disclosure that you make no warranty regarding the accuracy of data or

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information included in your materials that were derived from third parties. This language is inappropriate. Please confirm your understanding that referring to another person’s statements or reports does not insulate you from the requirement to comply with Rule 14a-9. In future filings, please refrain from adding such language in your disclaimer.

The Filing Persons confirm their understanding and acknowledge the Staff’s comments.

2.

We refer you to disclosure where you indicate Eastbourne’s Nominees as a group would add “relevant industry experience” to the board. In future filings, disclose your definition of “relevant industry experience” and clarify how the backgrounds of your nominees constitute “relevant industry experience” given the industry within which the company operates.

The Filing Persons acknowledge the Staff’s comments.

3.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

•	Eastbourne’s Nominees as a group have “[t]rack records in implementing successful commercial strategies in the industry.”
•	Eastbourne’s Nominees as a group have “[o]perational efficiencies expertise at similar companies.”
•	Eastbourne’s Nominees as a group have “[a] track record of building and financing new product offerings.”
•	Eastbourne’s Nominees as a group are “[a]ligned with shareholders’ interests through significant stock ownership.”

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

We refer the Staff to the additional soliciting materials filed by the Filing Persons on May 13, 2009 which contain expanded professional biographies of each of Eastbourne’s Nominees. Additionally, we supplementally inform the Staff of the following background information provided by the Nominees that we respectfully submit amply supports the statements of opinion or belief cited in the comment.

Mr. Fleischman, together with his partner Evan Jones, built and managed Digene Corporation as a director and officer from its initial commercial efforts through its

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transformation into a publicly-traded biotechnology company with a market capitalization of over $1 billion and yearly revenues exceeding $200 million at the time of its sale, overseeing all aspects of the business. Digene was a biotechnology company that created, developed, obtained regulatory approval for, manufactured and commercialized several diagnostic tests for human infectious diseases and cancers. Mr. Fleischman was directly responsible for key aspects of Digene’s business that are particularly relevant to companies in the life sciences field (whether biotechnology, diagnostics, devices or pharmaceutical) including regulatory, manufacturing, quality control, clinical, finance, accounting and human resources. Under Mr. Fleischman’s management, Digene’s breakthrough product, its Hybrid Capture 2 HPV DNA Test, a new diagnostic tool for the detection of human papillomavirus, the cause of essentially all cervical cancers, became the standard of care, first in the follow-up to an abnormal Pap test, and then as a primary screen in conjunction with the Pap test for women aged 30 and over. Mr. Fleischman was directly responsible for monitoring the extensive clinical trials performed worldwide on over 100,000 women worldwide and for steering the Digene DNA tests through the FDA pre-market approval and reimbursement process, for the Hybrid Capture 2 HPV DNA Test, and for the other DNA and RNA diagnostic tests created by Digene. In addition, in his capacity as chief financial officer, Mr. Fleischman was responsible for leading approximately 14 separate financings before the company achieved positive cash flow, including the company’s initial public offering in 1996, and the construction of multiple FDA approved facilities.

Dr. Behrens has a wide range of experience in the life sciences industry spanning several decades, including as a board member of both public and private companies, as a venture capital investor and as a public market analyst. In those roles, Dr. Behrens has had extensive experience in obtaining financing for and providing long-term oversight of companies that employed life sciences technologies to create successful commercial pharmaceutical products including:

•

six years as a director of Protein Design Labs (1986-1992) where she participated in decisions related to and oversight of the early development of Zenapax, the first humanized monoclonal antibody for the prevention of organ transplant rejection for use in renal transplant patients, as well as the company’s partnership with Roche to develop and market Zenapax for sale;

•

seven years as a director of COR Therapeutics (1988-1995) where she participated in decisions related to and oversight of the development of Integrilin, a peptide for the treatment of acute coronary syndrome, heart attack and patients undergoing percutaneous coronary intervention (PCI). Dr. Behrens was involved in the formation of the company, recruitment of management, research program selection, assessment of clinical trial design and implementation, competitive analysis, intellectual property, business development, product development, manufacturing strategies, product launch and implementation strategies, and the selection and management of both research & development and commercialization partners;

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•

seven years as a director of Abgenix (1999-2006) where she participated in decisions related to and oversight of the early development of Panitumumab, a fully human monoclonal antibody for the treatment of selected cancers. At Abgenix, Dr. Behrens’ involvement included participation in research program selection, assessment of clinical trial design and implementation, competitive analysis, handling intellectual property, business development, product development, manufacturing strategies, selection and management of research & development and commercialization partners.

During her time as a venture capital investor Dr. Behrens had board oversight responsibilities for measuring the planning and budgeting capabilities of senior management and worked closely with numerous management teams in addressing the financial challenges of transitioning from research & development-focused enterprises to commercial entities.

In connection with her venture capital activities, Dr. Behrens was also involved in financings for several other life sciences companies, including Onyx Pharmaceuticals, which, together with Bayer HealthCare Pharmaceuticals developed Nexavar for the treatment of liver and renal cancer and Tularik, which was ultimately sold to Amgen, but which was instrumental in the development of small molecules for several clinical applications.

4.

Please refer to your description of Mr. Fleischman’s experience, specifically your statement that he “[I]ed Digene through its R&D and commercialization phases, culminating in a sale at an all-time high stock price.” We note your disclosure in your definitive proxy statement that Mr. Fleischman retired from Digene in October 2006. We farther note that Digene’s merger agreement with Qiagen was entered into on June 3, 2007 and was completed on July 30, 2007, as disclosed in Digene’s Form 8-K filed July 31, 2007. Please provide objective support for your statement, or in future filings provide corrective disclosure to remove the suggestion that Mr. Fleischman led Digene through its merger with Qiagen.

As detailed above, Mr. Fleischman built Digene and for more than 15 years prior to its sale to Qiagen was a director and executive officer responsible, together with his partner Evan Jones, for all aspects of the management of Digene. Mr. Fleischman retired from Digene on October 31, 2006, in parallel with the retirement of Mr. Jones, and a new chief executive officer, recruited externally by the Digene board, began work on December 11, 2006. When Digene signed a merger agreement with Qiagen NV in June 2007 the new CEO had served for less than six months (and for only approximately three months prior to Qiagen’s initial approach to Digene). Qiagen’s relationship with Digene dates back to 2001, when Digene, led by Mr. Fleischman, first entered into an equipment and supply agreement with Qiagen, which was renewed in 2005, also under Mr. Fleischman’s leadership. We respectfully submit that, based on his 15 years managing Digene and overseeing its initial public offering, manufacturing, worldwide clinical trials, FDA approval and commercialization of its breakthrough product, and its commercial relationship with Qiagen, it is a fair conclusion that Mr. Fleischman’s leadership

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did contribute to the successful sale of the company despite his departure from day to day management in the few months before the transaction took place.

*       *    *

We very much appreciate the Staff’s review of this filing. If you have any questions regarding these responses or any other soliciting materials filed by the Filing Persons, please feel free to contact me at (212) 225-2630 or my colleagues, William A. Groll at (212) 225-2142 or Esther Farkas at (212) 225-2513. In addition, you may direct correspondence to any of us by facsimile at (212) 225-3999.

Sincerely,

Daniel S. Sternberg

cc:	Rose Zukin, Esq. (Division of Corporation Finance) Nicholas Panos, Esq. (Office of Mergers and Acquisitions) Eric Sippel, Esq.